EXHIBIT 12.1

	Successor	Predecessor
	Eight Months Ended December 31, 2007	Four Months Ended April 30, 2007	Year Ended December 31,
(in millions)			2006	2005	2004	2003
Earnings (loss):
Earnings (loss) before income taxes	$525	$1,294	$(6,968)	$(3,859)	$(3,992)	$(1,189)

Add (deduct):
Fixed charges from below	432	285	970	1,274	1,126	1,056
Income from equity investee	—	—	—	—	—	(14)
Distributed income of equity investees	—	—	—	—	—	44

Earnings (loss) as adjusted	$957	$1,579	$(5,998)	$(2,585)	$(2,866)	$(103)

Fixed Charges:
Interest expense, including capitalized amounts and amortization of debt costs	398	265	878	1,041	834	769
Preferred stock dividends	—	—	2	18	19	17
Portion of rental expense representative of the interest factor	34	20	90	215	273	270

	$432	$285	$970	$1,274	$1,126	$1,056

Ratio of Earnings to Fixed Charges	2.22	5.54	(6.18)	(2.03)	(2.55)	(0.10)